FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2003


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Aeros Street
                             Vouliagmeni, GR, 16671
                                 Athens, Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    X             Form 40-F
                                 --------                   --------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                   No    X
                                --------             --------

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein is a copy of a press release announcing third quarter results for 2003 of Stelmar Shipping Ltd. (the "Company").

For Immediate Release

Company Contact:
Stamatis Molaris              Leon Berman
Chief Financial Officer       Principal
Stelmar Shipping Ltd.         The IGB Group
011-30210-891-7260            212-206-0898


            STELMAR SHIPPING LTD. REPORTS SECOND QUARTER 2003 RESULTS

                Records 34th Consecutive Quarter of Profitability


     ATHENS, Greece - July 23, 2003 - Stelmar Shipping Ltd. (NYSE: SJH) today announced operating results for the second quarter ended June 30, 2003. Stelmar reported its 34th consecutive quarter of profitability since inception and 10th quarter since going public in March of 2001.

     For the second quarter of 2003, including a non-operating loss from the sale of a vessel, the Company reported net income of $4,489,000, or $0.26 per diluted share. Excluding the non-operating loss, the Company earned net income of $11,744,000, or $0.68 per fully diluted share. This compares with net income of $11,453,000, or $0.73 per fully diluted share, for the second quarter of 2002. The weighted average number of diluted shares used in the computations was 17,366,833 and 15,591,267 for the second quarters of 2003 and 2002, respectively. Operating income increased to $16,324,000 from $16,043,000 in the second quarter of 2002. EBITDA for the quarter was $27,291,000 compared with $24,817,000 for last year's second quarter. Net Revenues from vessels for the quarter were $40,685,0000, an increase of 13.4% over the $35,880,000 recorded in the second quarter of last year, mainly due to the expansion of the fleet and strong rates achieved in the spot market. Time charter earned revenues for the second quarter of 2003 were $36,487,000, approximately 89.7% of net revenues from vessels, as opposed to $33,890,000, or 94.5% for the same quarter last year.

     For the six months ended June 30, 2003, including a non-operating loss from the sale of a vessel, Stelmar reported net income of $15,914,000, or $0.93 per fully diluted share. Excluding the non-operating loss, the Company earned net income of $23,169,000, or $1.35 per fully diluted share. This compares to $19,415,000, or $1.41 per fully diluted share for the first half of 2002. The weighted average number of diluted shares used in the computations was 17,178,434 and 13,761,378 for the periods ended June 30, 2003 and 2002, respectively. Operating income increased 14.7% to $32,498,000 from $28,338,000 for the first half of 2002. EBITDA for the first six months of 2003 was $54,208,000 compared to $44,400,000 for the same period last year. Net revenues from vessels were $81,503,000, an increase of 25% over the $65,221,000 for the first half of 2002, mainly due to expansion of the fleet and strong rates achieved in the spot market. Time charter earned revenues for the first six months of 2003 were $72,458,000, approximately 88.9% of net revenues from vessels, versus $60,534,000 or approximately 92.8% of revenues for the first half of 2002.

     Peter Goodfellow, President and Chief Executive Officer of Stelmar Shipping, commented, "We are extremely pleased with our achievement of posting strong results for the first half of 2003 and the progress we have made in positioning the company for future success. During the second quarter, Stelmar continued to successfully execute its time charter strategy and has enhanced its earning and shareholder return potential for both 2003 and 2004. Consistent with our strategy, we once again took advantage of the strong rate environment and locked-in time charters at higher rates."

     The following key indicators serve to highlight changes in the Company's financial performance during the second quarter and six-month period ended June 30, 2003:



                                                          Three Months Ended June 30, 2003 and 2002
                                                        (In U.S. Dollars unless otherwise stated)
                           --------------------------------------------------------------------------------------------------------
                               HANDYMAX FLEET              PANAMAX FLEET              AFRAMAX FLEET              TOTAL FLEET
                           --------------------------------------------------------------------------------------------------------
                            2003    2002     %       2003     2002     %        2003    2002     %         2003    2002      %
                                             change                    change                    change                      change
                           --------------------------------------------------------------------------------------------------------
Total available ship days    1,689   1,551    8.90%     728     524    38.93%      364     364        -     2,781   2,439    14.02%
Total operating days         1,632   1,457   12.01%     717     524    36.83%      273     340   (19.71%)   2,622   2,321    12.97%
Utilization                   96.6%   93.9%   2.86%    98.5%  100.0%   (1.51%)    75.0%   93.4%  (19.71%)    94.3%   95.2%   (0.92%)


TCE per ship per day        14,877  14,423    3.14%  17,545  17,725    (1.01%)  17,949  18,882   (4.94%)   15,926  15,822     0.66%

Net daily revenue per
ship per day                13,946  13,186    5.76%  16,880  17,395    (2.96%)  13,302  17,332  (23.25%)   14,630  14,709   (0.54%)

Vessel operating expenses
per ship per day            (4,067) (4,006)   1.51%  (3,727) (3,158)   17.99%   (3,981) (4,179)  (4.73%)   (3,967) (3,850)    3.03%

Vessel overhead burden
per ship per day              (848)   (657)  29.06%    (848)   (657)   29.06%     (848)   (657)  29.06%      (848)   (657)   29.06%

Operating cash flow per
ship per day                 9,030   8,522    5.97%  12,306  13,579    (9.38%)   8,473  12,497  (32.20%)    9,815  10,202    (3.79%)




                                                           Six Months Ended June 30, 2003 and 2002
                                                          (In U.S. Dollars unless otherwise stated)
                           -------------------------------------------------------------------------------------------------------
                                HANDYMAX FLEET             PANAMAX FLEET               AFRAMAX FLEET              TOTAL FLEET
                           -------------------------------------------------------------------------------------------------------
                            2003   2002      %        2003     2002     %        2003    2002      %        2003     2002    %
                                             change                     change                     change                    change
                           ---------------------------------------------------------------------------------------------------------
Total available ship days   3,399   3,026    12.33%    1,448     792    82.83%      724     724        -     5,571    4,542  22.66%
Total operating days        3,231   2,817    14.70%    1,432     792    80.84%      575     699   (17.72%)   5,239    4,308  21.60%
                            95.1%   93.1%     2.12%     98.9%  100.0%   (1.09%)    79.4%   96.5%  (17.72%)    94.0%    94.8% (0.86%)
Utilization

TCE per ship per day       14,891  14,057     5.93%   17,447  17,787   (1.91%)   18,338  18,726    (2.07%)  15,968   15,500   3.02%

Net daily revenue per
ship per day               13,733  12,720     7.96%   16,866  17,492   (3.58%)   14,370  17,776   (19.16%)  14,630   14,358   1.89%

Vessel operating expenses
per ship per day           (3,431) (3,885)  (11.68%)  (3,759) (3,202)   17.41%   (3,931) (4,256)   (7.62%)  (3,940)  (3,825)  3.02%

Vessel overhead burden
 per ship per day            (825)   (668)    23.54%    (825)   (668)   23.54%     (825)   (668)   23.54%     (825)    (668) 23.54%

Operating cash flow per
 ship per day               9,477   8,168    16.03%   12,281  13,623    (9.85%)  9,614   12,853   (25.20%)   9,865     9,866 (0.01%)



Fleet Report

     On May 21, Stelmar announced the sale of the Promar, a 1988 double-sided Handymax tanker. The sale reinforces the Company's focus on maximizing its profit potential and delivering strong returns on capital for its shareholders. Additionally, the sale will enable Stelmar to preserve cash associated with future drydockings, improve its fixed cost base and reduce its overall debt position by $8 million.

     Following the sale of the Promar, Stelmar has 30 tankers in service, with an average age of 7.3 years. As part of the Company's fleet growth and renewal program, Stelmar is scheduled to receive delivery of five new double-hull Panamax and six new double-hull Handymax tankers between late 2003 and mid-2004. With these 11 new double-hull vessels, Stelmar's fleet will grow to 41 vessels. The fleet will consist of 24 Handymax, 13 Panamax and four Aframax tankers, assuming no additional dispositions are made, with an average age of six years and a total carrying capacity of 2,344,100 dwt. 80% of the fleet will be double-hull, with only one single-hull vessel.

     Mr. Goodfellow continued, "Stelmar's modern fleet continues to be a competitive advantage for the Company, especially in the current dynamic regulatory environment. With only one single-hull vessel, Stelmar continues to experience strong demand for its high quality tankers that adhere to the strictest safety and environmental standards. We are proud of our excellent safety and environmental records and will continue to focus on exceeding our high internal standards." -More- The following is a summary of Stelmar's fleet:

  Type                   DH            DS  Dwt   SH       Total        Vessels
  ----                   --            --  ---   --       -----        -------

  EXISTING:
  ---------
  Handymax                 397,200     369,900        0     767,100       18
  Panamax                  555,200           0        0     555,200        8
  Aframax                  303,900           0   96,100     400,000        4
                         ----------------------------------------------------
                         1,256,300     369,900   96,100   1,722,300       30
                         ----------------------------------------------------

  UNDER CONSTRUCTION:
  -------------------
  Handymax                 274,800           0        0     274,800        6
  Panamax                  347,000           0        0     347,000        5
                         ---------------------------------------------------
  Total                  1,878,100     369,900   96,100   2,344,100       41
                         ---------------------------------------------------
  % of fleet                   80%         16%       4%       100%
                         ---------------------------------------------------

  D/H: Double Hull
  D/S: Double Sides, Single Bottom
  S/H: Single Hull

Time Charter Coverage

     Currently, 84% of the fleet's net operating days for 2003 and 43% of the fleet's net operating days for 2004 have been secured, equivalent to $140 million and $90 million in revenues, respectively. For 2005, 25% of the fleet's net operating days have already been secured, equivalent to $60 million in revenues.

     The majority of Stelmar's Handymax tankers were deployed on time charters throughout the second quarter, earning an average time charter equivalent rate of approximately $14,500 per day. The remaining Handymax tankers, deployed on the spot market during the quarter, earned an average daily time charter equivalent rate of approximately $16,600 per day.

     All Panamax and Aframax tankers in Stelmar's fleet were deployed on profitable charters during the quarter. The average time charter equivalent rate for the Panamax vessels during the quarter was $17,550 per day. For the Aframax vessels, the average time charter equivalent rate during the quarter was $17,950 per day.

     During the second quarter, Stelmar renewed a time charter contract for the Ambermar, a 2002 double-hull Handymax tanker. The vessel was chartered for two years by Fuel and Marine Marketing LLC (FAMM), a ChevronTexaco company, at a rate of $14,000 per day.

     Stelmar recently announced it also has signed an 18-month time charter contract for the Rimar, a 1998 double-hull Handymax tanker with ChevronTexaco at a rate of $14,000 per day. The time charter is expected to commence at the end of July 2003.

     Mr. Goodfellow concluded, "Entering the second half of 2003, Stelmar remains well positioned to continue providing shareholders with strong returns and profitability for this year and beyond. We have already met our time charter coverage goal for 2003 and have made significant progress for 2004. We look forward to receiving the first two of our eleven new vessels in November of 2003. In addition to enhancing our profitability, these new double-hull vessels will ensure that our fleet remains one of the most modern in the industry."

New Board Member

     At the Company's recent board meeting, Eileen Kamerick was appointed as a member of the board and the audit committee. With the addition of Kamerick, Stelmar's board now consists of 6 non-executive directors, out of a total of 8. Kamerick has extensive international finance and legal experience and has held senior finance and management positions with Amoco Corporation, GE Capital, and Whirlpool Corporation. Until the recent acquisition of Bccom3 Group, Inc. by Publicis, Kamerick was the Chief Financial Officer and Executive Vice President of the $2 billion global advertising and marketing agency. Kamerick received a JD and an MBA with honors from the University of Chicago. She received her BA, summa cum laude, from Boston College.

Conference Call and Webcast

     Stelmar's management team will host a conference call today, Wednesday, July 23, 2003, at 10:00 a.m. Eastern Time to discuss the Company's second quarter 2003 financial results. The United States dial-in number for the call is: 1-800-289-0529. The international dial-in number is: 1-913- 981-5523. A replay of the conference call will be available until midnight on August 5, 2003. The United States replay number is 1-888-203-1112; the international replay number is 1-719-457-0820 and the access code required for the replay is 134682. There will also be a simultaneous live webcast over the Internet at: https://cis.premconf.com/sc/scw.dll/usr?cid=vlllrdzsdclvrrlnl.

About Stelmar Shipping Ltd.

     Stelmar Shipping Ltd. is an international provider of petroleum product and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately seven years, excluding the newbuildings. Including the 11 vessels expected to be delivered between late 2003 and the third quarter of 2004, the Company's fleet of 30 tankers will expand to 41, assuming no disposals, and the average age of Stelmar's total fleet will be reduced to six years. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward Looking Statements

     This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements.

     These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange
Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                              ###TABLES FOLLOW###

STELMAR SHIPPING LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(Expressed in thousands of U.S. Dollars - except per share data)



                                            Three Month Period          Six Month Period
                                              Ended June 30              Ended June 30
                                             2003         2002           2003        2002
                                          -----------   ----------    ----------   -----------
                                          (unaudited)   (unaudited)   (unaudited)   (unaudited)
 REVENUES:
Revenue from vessels                         $44,442       38,602        88,811        71,130
    Voyage expenses and commissions to
    third parties                             (3,757)      (2,722)       (7,308)       (5,909)
                                              ------       ------        ------        ------
    Revenue from vessels, net                 40,685       35,880        81,503        65,221
                                              ------       ------        ------        ------

EXPENSES:
    Vessel operating expenses                 11,030        9,383        21,952        17,332
    Depreciation and amortization             10,942        8,835        21,842        16,432
    General and administrative expenses        2,389        1,595         4,596         3,035
    Provision for doubtful receivables             -            -           350             -
    Insurance deductibles                          -           24           265            84
                                              ------       ------        ------        ------
    Operating income                          16,324       16,043        32,498        28,338
                                              ------       ------        ------        ------
OTHER INCOME (EXPENSES):
    Interest and finance costs, net          (4,581)       (4,403)       (9,104)       (8,405)
    Loss from sale of vessel                 (7,255)            -       (7,255)             -
    Foreign currency losses                     (25)         (126)          (93)         (148)
    Other, net                                    26          (61)         (132)         (370)
                                              ------       ------        ------        ------
    Total other income (expenses), net      (11,835)       (4,590)      (16,584)       (8,923)
                                             ------       ------        ------        ------
    Income before income taxes                 4,489       11,453        15,914        19,415
    Provision for income taxes                     -            -             -             -
                                              ------       ------        ------        ------
Net Income                                    $4,489       11,453        15,914        19,415
                                              ======       ======        ======        ======
Earnings per share, basic                      $0.26         0.74          0.93          1.42
                                              ======       ======        ======        ======
Weighted average number
of shares, basic                           17,280,722  15,534,528    17,092,322    13,704,639
                                           ==========  ==========    ==========    ==========

Earnings per share, diluted                    $0.26         0.73          0.93          1.41
                                           ==========  ==========    ==========    ==========
Weighted average number
 of shares, diluted                       17,366,833   15,591,267    17,178,434    13,761,378
                                          ==========   ==========    ==========    ==========

Earnings per share excluding
loss from sale of vessel

Net Income before loss
from sale of vessel                          $11,744       11,453        23,169        19,415
                                             =======       ======        ======        ======
Earnings per share, basic                      $0.68        0.74           1.36          1.42
                                             =======       ======        ======        ======
Weighted average number
of shares, basic                          17,280,722   15,534,528    17,092,322    13,704,639
                                          ==========   ==========    ==========    ==========
Earnings per share, diluted                    $0.68         0.73          1.35          1.41
                                          ==========   ==========    ==========    ==========
Weighted average number
of shares, diluted                        17,366,833   15,591,267   17,178,434     13,761,378
                                          ===========  ==========   ==========    ===========


STELMAR SHIPPING LTD. AND SUBSIDIARIES

EBITDA RECONCILIATION
FOR THE THREE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(Expressed in thousands of U.S. Dollars)


                                Three Month Period         Six Month Period
                                   Ended June 30             Ended June 30
                                 2003        2002          2003        2002
                               ----------  ----------    ----------  ----------
                               (unaudited) (unaudited) (unaudited) (unaudited)

EBITDA                           $27,291       24,817      54,208      44,400
DEPRECIATION & AMORTIZATION      (10,942)      (8,835)    (21,842)    (16,432)
INTEREST AND FINANCE COST, NET    (4,581)      (4,403)     (9,104)     (8,405)
LOSS FROM SALE OF VESSEL          (7,255)           0      (7,255)           0
FOREIGN CURRENCY LOSSES              (25)        (126)        (93)       (148)
NET INCOME                        $4,488       11,453      15,914      19,415

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2003 AND DECEMBER 31, 2002
(Expressed in thousands of U.S. Dollars)

ASSETS                                                     2003       2002
------                                                  ---------  ----------
                                                       (unaudited)  (audited)
CURRENT ASSETS:
    Cash and cash equivalents                            $45,519      $36,123
    Accounts receivable - trade                           12,321        9,382
    Other current assets                                   4,410        2,814
                                                        ---------   ---------
          Total current assets                            62,250       48,319
                                                        ========    =========

FIXED ASSETS:
    Advances for vessel
    acquisition / under construction                      57,694       15,088
                                                        ---------   ---------
    Vessels net book value                               712,305      746,164
    Property and equipment, net                            1,502        1,581
                                                        ---------   ---------
          Total fixed assets                             771,501      762,833
                                                        ========    =========

DEFERRED CHARGES, net                                     14,446       12,205
          Total assets                                  $848,197     $823,357
                                                        ========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Current portion and maturities
    of long-term debt                                    $47,461      $74,758
    Accounts payable - trade                               9,966        6,181
    Other current liabilities                             10,053        8,469
    Financial instruments fair value                       8,481        7,950
                                                        ---------   ---------
          Total current liabilities                       75,961       97,358

LONG-TERM DEBT, net of current portion                   438,293      413,851
                                                        ---------   ---------

CONTINGENCIES

STOCKHOLDERS' EQUITY:
    Preferred stock, $0.01 par value;
    20,000,000 shares authorized, none issued.                 -            -
    Common stock, $0.02 par value; 25,000,000
    shares authorized; 17,285,688 and 16,819,750
    issued and outstanding at June 30, 2003 and
    December 31, 2002, respectively.                         345          336

    Additional paid-in capital, net                      222,038      215,635
    Accumulated other comprehensive
    income (loss)                                         (8,471)      (7,940)
    Retained earnings                                    120,031       104,117
                                                        ---------   ---------
          Total stockholders' equity                     333,943      312,148
          Total liabilities and                         ---------   ---------
          stockholders' equity                          $848,197     $823,357
                                                        ========    =========

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(Expressed in thousands of U.S. Dollars)
                                                           2003         2002
                                                          ------       -------
Cash Flows from Operating Activities:                  (unaudited)  (unaudited)

   Net income                                             $15,914      $19,415
   Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation                                          19,685       15,366
     Loss from sale of vessel                               7,255            -
     Amortization of deferred dry-docking costs             2,157        1,066
     Amortization of other financing costs                    174          102
     Interest expense                                       8,876        8,303
   Change in non cash working capital items related
   to operating activities                                (8,042)       (4,395)
     Payments for dry-docking                             (4,491)       (4,734)
                                                       -----------  -----------
Net Cash from Operating Activities                         41,528       35,123
                                                       ===========  ==========

Cash Flows used in Investing Activities:
     Advances for vessels acquisition-vessels under
     construction                                         (42,606)     (17,395)
     Vessel acquisitions and/or improvements                    -     (216,745)
     Capital expenditure for property and equipment           (71)        (423)
     Net proceeds from sale of vessel                       8,382            -
                                                       -----------  -----------
     Net Cash used in Investing Activities                (34,295)    (234,563)
                                                       ===========  ==========

Cash Flows from Financing Activities:
     Proceeds from long-term debt                          27,800      147,647
     Principal payments of long-term debt                 (23,005)     (18,353)
     Repayment of long-term debt due to sale of vessel     (7,650)            -
     Contribution to paid-in capital, net                   6,412       69,230
     Payments for follow on offering costs                      -      (4,414)
     Payments for loan fees and other financing costs      (1,394)        (643)
                                                       -----------  -----------
Net Cash from Financing Activities                          2,163      193,467
                                                       ===========  ==========

Net increase (decrease) in cash and cash equivalents        9,396      (5,973)
Cash and cash equivalents at beginning of period           36,123       34,417
                                                       -----------  -----------
Cash and cash equivalents at end of period                $45,519      $28,444
                                                       ===========  ===========

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated: 23rd July, 2003                   By: /s/ Olga Lambrianidou
                                         --------------------------
                                         Name: Olga Lambrianidou
                                         Title: Corporate Secretary



02509.0004 #419145